SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated December 7, 2004

Commission File No. 1-14734

GROUPE DANONE

(Name of Registrant)

17 boulevard Haussmann, 75009 Paris, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure: A press release dated December 6, 2004, announcing the withdrawal of Groupe Danone’s take-over bid for Knjaz Milos.

Groupe DANONE withdraws its take-over bid for Knjaz Milos

Groupe DANONE announced today its withdrawing from the ongoing take-over bid process for the acquisition of majority equity interest in Knjaz Milos, the leading bottled water company in Serbia.

Groupe DANONE, who always seeks to work in full harmony within the environment where it operates, did not feel the necessary consensus and adequate conditions were met at this stage to proceed with an offer.

New provisions of the corporate law passed last week also create, in the context of Knjaz Milos, uncertainties as to the ability of Apurna to implement its strategy for the company.

Groupe DANONE confirms however its interest in investing in Serbia should such required consensus and conditions be reached, and in particular in Knjaz Milos in the event the opportunity to become its strategic partner still exists following the conclusion of the current take-over bid process.

Paris, December 6th, 2004

For further requests:

Corporate Communication : 33 1 44 35 20 75 – Investor Relations : 33 1 44 35 20 76

GROUPE DANONE : 17, Boulevard Haussmann, 75009 Paris – Fax 33 1 44 35 26 95

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GROUPE DANONE

Date: December 7, 2004	By:	/s/ EMMANUEL FABER
	Name: Title:	Emmanuel Faber Senior Executive Vice-President—Finance, Strategy and Information Systems and Chief Financial Officer